For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Phone: +(86) 10 65181122-5107 Email: ir@ata.net.cn	CCG Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915 Ed Job, CFA

Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

ATA Announces Results for Second Fiscal Quarter 2010

BEIJING, November 8, 2009 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced unaudited financial results for its second fiscal quarter ended September 30, 2009 (“Second Quarter 2010”).

Second Quarter 2010 Highlights

■	Net revenues decreased by 19.6% year-over-year to RMB41.6 million (US$6.1 million).
■	Gross profit decreased by 54.3% year-over-year to RMB15.7 million (US$2.3 million).
■	Loss from operations was RMB17.2 million (US$2.5 million) compared to an operating income of RMB8.8 million in the same period last year.
■	Net loss was RMB16.4 million (US$2.4 million) compared to a net income of RMB8.3 million in the same period last year.
■	Net loss excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) was RMB15.2 million (US$2.2 million).
■
Basic and diluted loss per ADS was RMB0.74 (US$0.11). Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) was RMB0.68 (US$0.10). Each ADS represents two common shares of the Company.

■
For the quarter, revenue from testing services increased 88.8% from the same period last year. ATA delivered approximately
0.7 million tests, a decrease of 49.1% year-over-year while average revenue per test increased to RMB36.2 from RMB9.8 in the same period last year.

“We are pleased with our results for the quarter, as we were able to meet our guidance despite the challenging economic environment and pressure from the H1N1 virus that delayed some of our tests,” commented Kevin Ma, ATA’s Chairman and Chief Executive Officer. “Measures put in place to prevent the spread of the H1N1 virus caused the postponement of 23,000 Securities, Broker, Futures and Fund professional licensure tests in certain areas of China during the quarter, but we were still able to deliver strong organic growth as measured by number of test takers for these exams, which was up 94.9% compared to the same period of last year. The Test of English for International Communication (“TOEIC”) contributed RMB3.8 million to net revenue in this quarter with average revenue per test of RMB309.1. Additionally, we are very pleased that the Agriculture Bank of China (“ABC”) and the People’s Insurance Company (Group) of China (“PICC”) adopted our HR select services this quarter with approximately 84,000 candidates taking our staff assessment exam. This is a very important milestone for our business and reflects our ability to successfully leverage our technology platform and distribution capabilities to broaden our service offerings and diversify into the non-government sponsored testing areas to reduce our dependency on government decisions. We have so far registered 32,000 companies with trial accounts and converted 15 companies to HR Select service under contract, including ABC, PICC, Accenture China, China Telecom Tianjin Branch, Servier China, among others. With both TOEIC and HR Select making a solid contribution to our revenue we feel we are well positioned to continue to increase our penetration of the private sector. However, fiscal 2010 remain a transition year for ATA as we ramp up operation resources for our private sector efforts while revenue takes time to build. While these efforts may cause short term margin pressures for ATA, we are confident they will increase shareholder value over the long term.”

ATA’s Chief Financial Officer, Carl Yeung, stated, “Our results for the second quarter were impacted by the H1N1 virus as well as postponement of government spending that depressed our NTET sales. Despite these setbacks we were able to meet our guidance due to strong test-taker volume for tests we delivered for the Securities Association of China as well as the deployment of the HR select and the TOEIC exam offerings. The overall number of test takers for the Securities, Brokers, Futures and Fund Sales Professionals exam increased by 207,000 compared to the same period of last year. The HR Select services for ABC and PICC contributed RMB4.2 million while the TOEIC added RMB3.8 million to net revenues in this quarter. Offsetting the strong results from our testing service business were declines in net revenue from our test preparation and training solutions as well as from our test-based education services. We expect our test preparation and training solutions business to recover in the months ahead, but net revenues from our test-based education services is expected to continue to decline, as we made the strategic decision to redirect most of our sales and marketing efforts from our test-based education services towards our newly developed testing services such as HR Select and TOEIC, which we believe have bigger and more attractive market opportunities. We believe the revenue opportunity from TOEIC and HR Select will become increasingly more visible in the quarters ahead as these services gain wider recognition and acceptance. While this quarter’s results met guidance, we are concerned about the development of the H1N1 virus and how that affects our business. Because our large scale tests require the gathering of large groups of test takers at school campuses and our testing centers, we believe it is likely our business over the next two quarters will continue to be affected by the virus. Therefore, we would like to be more conservative and lower our next two quarters expectations as we enter the winter months.”

Financial Results for the Second Quarter 2010

For Second Quarter 2010, net revenues were RMB41.6 million (US$6.1 million), representing a 19.6% decrease compared to the same period last year. This decrease was mainly driven by declines in test preparation and training solutions as well as test-based educational programs which offset strong results from our testing services. Net revenue from testing services was up 88.8% to RMB26.8 million (US$3.9 million) in the quarter from RMB14.2 million in the same period last year, primarily due to the tests delivered for the Securities Association of China, HR select services and TOEIC. Net revenue from test preparation and training solutions was RMB3.9 million (US$0.6 million), down 81.5% from RMB21.2 million in the same period of last year, as the Company recorded no sales of NTET software in the quarter. Net revenues from test-based educational programs declined by 41.2% year-over-year to RMB6.4 million (US$0.9 million) from RMB10.9 million. Other revenue decreased 16.8% year-over-year to RMB4.5 million (US$0.7 million) from RMB5.4 million.

The overall number of tests delivered decreased by 49.1% year-over-year to approximately 0.7 million in the quarter as we did not conduct close to 1 million lower end tests such as provincial high school exams and NTET tests, while the average revenue per test delivered increased 270.9% to RMB36.2 from RMB9.8 in the same period of last year. The increase in average revenue per test was driven by a higher value test mix that included HR select and TOEIC tests, which have higher average per test revenue and were not offered in the comparable period last year.

Gross profit decreased by 54.3% to RMB15.7 million (US$2.3 million) from RMB34.4 million in the same period last year. Gross margin was 37.8% in the Second Quarter 2010 down from 66.5% in the same period last year, mainly driven by the lack of sales of NTET software which enjoyed high margins, and the effect of the amortization of intangible assets such as the TOEIC royalty fee and certain software, which were acquired and capitalized in the third and fourth quarter of fiscal year 2009.

Operating expenses increased by 28.6% to RMB32.9 million (US$4.8 million) up from RMB25.6 million in the same period last year. Research and development expenses increased by 15.5% to RMB5.5 million (US$0.8 million) from RMB4.8 million in the comparable period of last year primarily driven by an increase in headcount and higher associated compensation expense. Sales and marketing expenses increased by 61.6% year-over-year to RMB11.2 million (US$1.6 million) from RMB6.9 million, primarily resulting from the increase in marketing efforts to support the launch of HR Select and other testing service promotions as well as higher compensation expenses. General and administrative expenses increased by 16.7% to RMB16.2 million (US$2.4 million) from RMB13.9 million in the same period last year, primarily due to the increase of salaries and compensation Expenses.

Headcount expanded by 148 to 519 in the Second Quarter 2010 from 371 in the comparable of fiscal year 2009 to support the operational continuity of the JDX business following completion of acquisition as well as the business development of TOEIC, HR Select and the Cambridge Young Learners English online tutorials.

Loss from operations was RMB17.2 million (US$2.5 million) compared to an operating income of RMB8.8 million in the same period last year.

Net loss for the Second Quarter 2010 was RMB16.4 million (US$2.4 million) compared to a net income of RMB8.3 million in the same period last year. Basic and diluted loss per common share was RMB0.37 (US$0.05), and basic and diluted loss per ADS was RMB0.74 (US$0.11).

Net loss excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) was RMB15.2 million (US$2.2 million) for the Second Quarter 2010. Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange gain (losses) (non- GAAP) were RMB0.68 (US$0.10).

Other Operating Data

As of September 30, 2009, ATA had 1,954 authorized test centers located throughout China.

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended September 30, 2009 were 22.4 million and 22.5 million respectively. ATA had 45.7 million common shares outstanding as of September 30, 2009.

Third Fiscal Quarter 2010 and Full Fiscal Year 2010 Guidance

For the third fiscal quarter 2010, ATA forecasts net revenues will be in the range of RMB76 million to RMB80 million, representing growth in the range of 12.0% to 17.9% compared to the third fiscal quarter 2009. ATA is lowering net revenues expectation for the fiscal year ending March 31, 2010, and forecasts that net revenues will be in the range of RMB225 million to RMB240 million, which is expected to represent a 3.4% to 10.3% growth over fiscal year 2009. This is ATA’s current and preliminary view, which is subject to change. Operating results for the Second Quarter 2010 are not necessarily indicative of operating results for any future periods.

Conference Call

The Company will host a conference call at 9:00 a.m. ET on November 9, 2009, to discuss the results for the Second Quarter 2010. Joining Kevin Ma, Chairman and Chief Executive Officer of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial 1(866) 804-6927 five to ten minutes prior to the scheduled conference call time and mention the pass code 93328082. International callers should dial +1(857)350-1673 and mention the pass code 93328082.

If you are unable to participate in the call at this time, a replay will be available on November 9, 2009 at 12:00 p.m. ET, through November 16, 2009. To access the replay, dial +1(888)286-8010, international callers should dial +1(617)801-6888, and enter the pass code 17674995.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn. To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,954 authorized test centers located throughout China as of September 30, 2009, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 31.5 million tests including 21.4 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal quarter ending December 31, 2009 and the fiscal year ending March 31, 2010. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to deploy new test titles, the Company’s ability to win new enterprise contracts, the Company’s ability to convert its existing enterprise contracts into actual revenue, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2009, which was filed with the U.S. Securities and Exchange Commission on September 15, 2009 and is available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2009.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income (loss) excluding share-based compensation expenses and foreign currency exchange gains (losses) and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange gains (losses). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release. ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gains (losses), which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end this release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Currency Convenience Translation

The Company’s financial information is stated in RMB. The translation of RMB amounts for the second quarter of 2010 into United States dollars is included solely for the convenience of readers and has been made at the rate of RMB6.8262 to US$1.00, the noon buying rate as of September 30, 2009 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              March 31,                   September 30,                  September 30,
                                                                2009                           2009                           2009

                                                                 RMB                              RMB                               USD

   ASSETS

   Current assets:

    Cash                                                       310,503,071                   233,719,719                     34,238,627

    Accounts receivable, net                                    71,076,794                    87,407,955                     12,804,775

    Inventories                                                  2,287,260                     2,480,763                        363,418

    Prepaid expenses and other current assets                   15,134,804                    14,668,357                      2,148,832

           Total current assets                                         399,001,929                      338,276,794                        49,555,652

    Property and equipment, net                                 20,987,472                    72,332,087                     10,596,245

    Goodwill                                                    23,422,850                    23,422,850                      3,431,316

    Intangible assets, net                                      25,994,261                    24,600,426                      3,603,824

    Other assets                                                 1,838,544                     1,488,251                        218,020

           Total assets                                                 471,245,056                      460,120,408                        67,405,057

   LIABILITIES AND SHAREHOLDERS’ EQUITY

   Current liabilities:

    Accrued expenses and other payables                         44,950,280                    50,605,464                      7,413,416

    Deferred revenues                                           40,238,256                    27,028,858                      3,959,576

           Total current liabilities                                     85,188,536                       77,634,322                        11,372,992

    Deferred revenues                                            5,626,153                     5,236,896                        767,176

    Deferred tax liabilities                                       189,583                       166,979                         24,461

           Total liabilities                                             91,004,272                       83,038,197                        12,164,629

   Shareholders’ equity:

    Common shares                                                3,503,619                     3,503,619                        513,261

    Treasury shares                                           (10,126,861)                   (17,018,432)                    (2,493,105)

    Receivable from shareholders                               (5,226,173)                             -                              -

    Additional paid-in capital                                 500,350,068                   502,699,362                     73,642,636

    Accumulated other comprehensive loss                      (16,157,846)                   (16,328,764)                    (2,392,072)

    Accumulated deficit                                       (92,102,023)                   (95,773,574)                   (14,030,292)

           Total shareholders’ equity                                   380,240,784                      377,082,211                        55,240,428

           Total liabilities and shareholders’ equity                   471,245,056                      460,120,408                        67,405,057

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	September 30,		June 30,	September 30,	September 30,
	2008		2009	2009	2009

	RMB		RMB	RMB	USD

Net revenues	51,696,431		79,802,924	41,582,006	6,091,531
Testing services	14,175,165		63,651,285	26,756,135	3,919,624
Test-based educational services	10,937,400		9,293,623	6,435,702	942,794
Test preparation and training solutions	21,215,476		1,549,421	3,921,362	574,458
Other revenue	5,368,390		5,308,595	4,468,807	654,655
Cost of revenues	17,321,775		35,198,516	25,880,510	3,791,350

Gross profit	34,374,656		44,604,408	15,701,496	2,300,181

Operating expenses:
Research and development	4,778,038		5,768,559	5,519,310	808,548
Sales and marketing	6,908,588		8,399,617	11,166,569	1,635,840
General and administrative	13,911,591		14,926,414	16,236,304	2,378,528

Total operating expenses	25,598,217		29,094,590	32,922,183	4,822,916

Income (loss) from operations	8,776,439		15,509,818	(17,220,687)	(2,522,735)
Subsidy income	2,000,000		—	—	—
Interest income	61,664		179,902	153,148	22,435
Foreign currency exchange gain (loss), net	135,115		(169,731)	(116,492)	(17,065)
		61,664
Earnings (loss) before income taxes	10,973,218		15,519,989	(17,184,031)	(2,517,365)

Income tax benefit (expense)	(2,628,085)		(2,829,740)	822,231	120,452

Net income (loss)	8,345,133		12,690,249	(16,361,800)	(2,396,913)

Basic earnings (loss) per common share	0.18		0.28	(0.37)	(0.05)

Diluted earnings (loss) per common share	0.18		0.28	(0.37)	(0.05)

Basic earnings (loss) per ADS	0.36		0.56	(0.74)	(0.11)

Diluted earnings per (loss) ADS	0.36		0.56	(0.74)	(0.11)

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	September 30,	September 30,
	2008	2009

	RMB	RMB

GAAP net income (loss)	8,345,133	(16,361,800)
Share-based compensation expenses	1,447,324	1,071,338
Foreign currency exchange (gain) losses	(135,115)	116,492
Non-GAAP net income (loss)	9,657,342	(15,173,970)

GAAP earnings (loss) per ADS:
Basic	0.36	(0.74)
Basic
Diluted	0.36	(0.74)
Share-based compensation expenses per ADS:
Basic	0.06	0.05
Diluted	0.06	0.05
Foreign currency exchange (gain) losses per ADS:
Basic	(0.01)	0.01
Diluted	(0.01)	0.01
Non-GAAP earnings (loss) per ADS:
Basic	0.41	(0.68)
Diluted	0.41	(0.68)
Non-GAAP earnings (loss) per common share:
Basic	0.21	(0.37)
Diluted	0.21	(0.37)